Exhibit 3.1

ARTICLES OF AMENDMENT TO THE

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF

VERU INC.

1.         The corporate name is Veru Inc. (the "Corporation"), a corporation organized and existing under and by virtue of the Wisconsin Business Corporation Law.

2.         The amendment adopted relates to Article V of the Amended and Restated Articles of Incorporation of the Corporation. Article V is amended to add the following paragraph at the end of Article V as a new Section 4:

"4. Reverse Stock Split. Upon this Amendment to the Amended and Restated Articles becoming effective (the "Reverse Stock Split Effective Time"), each ten (10) shares of Common Stock issued and outstanding immediately prior to the Reverse Stock Split Effective Time shall automatically be reclassified and combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, without any further action by the Corporation or the holder thereof (the "Reverse Stock Split"). No fractional shares shall be issued in connection with the Reverse Stock Split. In lieu thereof, (a) with respect to holders of one or more certificates, if any, which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, upon surrender after the Effective Time of such certificate or certificates, any holder who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive a cash payment (the "Fractional Share Payment") equal to the fraction of which such holder would otherwise be entitled multiplied by the closing price per share on the trading day immediately preceding the Effective Time as reported by the Nasdaq Capital Market (as adjusted to give effect to the Reverse Stock Split); provided that, whether or not fractional shares would be issuable as a result of the Reverse Stock Split shall be determined on the basis of (i) the total number of shares of Common Stock that were issued and outstanding immediately prior to the Effective Time formerly represented by certificates that the holder is at the time surrendering and (ii) the aggregate number of shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificates shall have been reclassified, combined and reconstituted; and (b) with respect to holders of shares of Common Stock in book-entry form in the records of the Corporation's transfer agent that were issued and outstanding immediately prior to the Effective Time, any holder who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split (after aggregating all fractional shares), following the Effective Time, shall be entitled to receive the Fractional Share Payment automatically and without any action by the holder. Any stock certificates and book-entry position that, immediately prior to the Effective Time, represented shares of Common Stock will, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of shares of Common Stock equal to the product obtained by multiplying the number of shares of Common Stock represented by such certificates or book-entry position immediately prior to the Effective Time by one divided by ten (10)."

3.         The foregoing amendment to the Amended and Restated Articles of Incorporation of the Corporation, was approved and adopted by the Board of Directors of the Corporation on May 6, 2025 and the shareholders of the Corporation on July 25, 2025 in accordance with Section 180.1003 of the Wisconsin Business Corporation Law.

4.         These Articles of Amendment shall be effective at 11:59 p.m., Central Time, on August 8, 2025.

[Signature page follows]

Dated this 8th day of August, 2025.

VERU INC.

BY	/s/ Mitchell S. Steiner
Mitchell S. Steiner
Chairman, Chief Executive Officer and President

This document was drafted by Christopher M. Hruska, Esq.

2